Exhibit 4.2

DESCRIPTION OF COMMON STOCK

Dividend rights. Subject to preferences that may be applicable to any outstanding shares of preferred stock, the holders of our common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by our board out of funds legally available for that purpose.

Voting. Holders of our common stock vote as a single class on all matters submitted to a vote of the stockholders, with each share of common stock entitled to one vote. Stockholders do not have the ability to cumulate votes for the election of directors. If there is a quorum, nominees for election to the board in an uncontested election who receive the affirmative vote of a majority of the votes cast will be elected as members of our board for the upcoming three-year term and until his/her successor is elected and qualified or he/she resigns or until his/her death, retirement or removal, or other cause identified in Granite's bylaws. This means that a majority of votes cast "for" the election of a nominee must exceed the number of votes cast "against" the nominee's election. Other matters will be approved if the matter receives the affirmative vote of a majority of the votes cast affirmatively or negatively on such matter, except as otherwise required by law or by Granite's charter or bylaws.

Granite’s charter and bylaws require a 66 2/3 vote of stockholders to adopt, amend or repeal any provision of the bylaws. Granite’s charter also requires a 66 2/3 vote of stockholders to adopt, amend or repeal the following charter provisions: power of directors, ballot unnecessary, stockholders must meet to act, classification of directors, filling vacancies on the board, power to amend bylaws, board discretion regarding certain transactions, elimination of monetary liability and future amendments.

No preemptive or similar rights. Our common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to our common stock.

Right to receive liquidation distributions. In the event of a liquidation, dissolution or winding up of the company, the holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding.

Board of Directors. Our board is divided into three classes.

Transfer Agent and Registrar. The transfer agent and registrar for our common stock is Computershare Trust Company, N.A.

Anti-Takeover Provisions. Certain provisions of Delaware law and our charter and bylaws could make the acquisition of us by means of a tender offer, or the acquisition of control of us by means of a proxy contest or otherwise more difficult. These provisions, summarized below, are intended to discourage certain types of coercive takeover practices and inadequate takeover bids, and are designed to encourage persons seeking to acquire control of us to negotiate with our board.

Delaware Anti-Takeover Law. As a Delaware corporation, we are subject to Section 203 of the General Corporation Law of the State of Delaware. In general, Section 203 prevents an ‘‘interested stockholder,’’ which is defined generally as a person owning 15% or more of a Delaware corporation’s outstanding voting stock or any affiliate or associate of that person, from engaging in a broad range of ‘‘business combinations’’ with the corporation for three years following the date that person became an interested stockholder unless:

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before that person became an interested stockholder, the board of directors of the corporation approved the transaction in which that person became an interested stockholder or approved the business combination;

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on completion of the transaction that resulted in that person’s becoming an interested stockholder, that person owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, other than stock held by (1) directors who are also officers of the corporation or (2) any employee stock plan that does not provide employees with the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

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following the transaction in which that person became an interested stockholder, both the board of directors of the corporation and the holders of at least two-thirds of the outstanding voting stock of the corporation not owned by that person approve the business combination.

Under Section 203, the restrictions described above also do not apply to specific business combinations proposed by an interested stockholder following the announcement or notification of designated extraordinary transactions involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation’s directors, if a majority of the directors who were directors prior to any person’s becoming an interested stockholder during the previous three years, or were recommended for election or elected to succeed those directors by a majority of those directors, approve or do not oppose that extraordinary transaction.

Other Provisions in Our Charter and Bylaws. Our charter and bylaws provide other mechanisms that may help to delay, defer or prevent a change in control or prevent changes in control of our management team. These include provisions:

●	authorizing blank check preferred stock, which could be issued by our board, without additional stockholder approval, with voting, liquidation, dividend and other rights superior to our common stock;
●	limiting the liability of, and providing indemnification to, our directors and officers;
●	requiring advance notice of stockholder proposals for business to be conducted at meetings of our stockholders and for nominations of candidates for election to our board; and
●	controlling the procedures for conducting and scheduling of board and stockholder meetings.